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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67919

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (mm/dd/yy) AND ENDING **12/31/16** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Demeter Advisory Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Halleck Street, Ste 220
(No. and Street)

San Francisco	**California**	**94129**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Menashe **415-632-4400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L.L.

Demeter Advisory Group, LLC

Annual Audit Report

December 31, 2016

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO)

On FEB 23, 2017 before me, IRENE P. MONTALVO, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared JEFF MENASHE,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

IRENE P. MONTALVO
Commission # 2108118
Notary Public - California
San Francisco County
My Comm. Expires May 19, 2019

Signature [signature] **(Seal)**

OATH OR AFFIRMATION

I, **Jeff Menashe**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Demeter Advisory Group, LLC**, as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Demeter Advisory Group, LLC

December 31, 2016

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

We have audited the accompanying statement of financial condition of Demeter Advisory Group, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Demeter Advisory Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 20, 2017

Demeter Advisory Group, LLC

Statement of Financial Condition

December 31, 2016

Assets	
Cash	$ 114,286
Accounts receivable	200,000
Prepaid expenses and other assets	3,077
Total Assets	$ 317,363
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 34,458
Total Liabilities	34,458
Member's Equity	282,905
Total Liabilities and Member's Equity	$ 317,363

see accompanying notes

Demeter Advisory Group, LLC

Statement of Income

For the Year Ended December 31, 2016

Revenue	
Investment banking fees	$ 7,682,000
Client reimbursable expenses	18,580
Total Revenue	7,700,580
Expenses	
Professional fees	20,287
Other operating expenses	78,132
Client reimbursable expenses	18,580
Total Expenses	116,999
Net Income	$ 7,583,581

see accompanying notes

Demeter Advisory Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2016

January 1, 2016	$ 2,645,991
Distributions	(9,946,667)
Net income	7,583,581
December 31, 2016	$ 282,905

see accompanying notes

Demeter Advisory Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	7,583,581
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		(200,000)
Increase (decrease) in:		
Accounts payable and accrued expenses		(30,638)
Net Cash Provided by Operating Activities		7,352,943
Cash Flows from Financing Activities		
Distributions		(9,946,667)
Net Cash Used in Financing Activities		(9,946,667)
Net Decrease in Cash and Cash equivalents		(2,593,724)
Cash and cash equivalents at beginning of year		2,708,010
Cash and Cash Equivalents at End of Year	$	114,286

see accompanying notes

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2016

1. **Organization**

Demeter Advisory Group, LLC (the "Company") was organized as a California limited liability company in March, 2008. The Company is owned by its sole member, Demeter Group Holdings, LP ("DGH"), and operates in San Francisco, California. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer registered with the Securities and Exchange Commission and engages in mergers and acquisitions and private placement advisory services on a fee basis.

2. **Significant Accounting Policies**

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisitions and private placement advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. Company is no longer subject to examination by taxing authorities for tax years before 2012.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $79,828, which exceeded the requirement by $74,828.

4. Risk Concentration

For the year ended December 31, 2016, 63% of investment banking fees were earned from one client.

At various times during the year, the Company's cash balances may exceed the FDIC insured limit.

5. Contingencies

The Company is involved with certain claims and disputes. It is the opinion of the Company's management, based on consultation with legal counsel, that liabilities, if any, arising from such claims, disputes or examinations would not have a material effect on the Company's financial position. Due to uncertainties, it is at least reasonably possible that management's estimate of the outcome could change.

6. Related Party Transactions

The Company has an expense sharing agreement with DGH. DGH provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate DGH. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Subsequent Events

The Company has evaluated subsequent events through February 20, 2017, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Demeter Advisory Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2016

Net Capital		
Total member's equity	$	282,905
Less: Non-allowable assets		
Accounts receivable		200,000
Prepaid expenses and other assets		3,077
Total non-allowable assets		203,077
Net Capital		79,828
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $34,458 or $5,000, whichever is greater		5,000
Excess Net Capital	$	74,828

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2016)

There were no material differences noted in the Company's net capital computation at December 31, 2016.

see accompanying notes.

Demeter Advisory Group, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Demeter Advisory Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 20, 2017

DEMETER GROUP

SEA 15c3-3 Exemption Report

I, Jeff Menashe, CEO of Demeter Advisory Group, LLC. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2016 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Jeff Menashe
CEO

220 Halleck Street, Suite 220 – San Francisco, CA 94129 – 415.632.4400 Tel – 415.723.7408 Fax